# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BrightSpire Capital, Inc., CIK 0001717547
CUSIP: 10949T109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 590 MADISON AVENUE, 33RD FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 09/23/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002122039
Persons authorized to receive notices and communications: HON KIT SHING, 333 South Hope Street, Suite 2500, Los Angeles, California (CA), 90071, 626-788-2305; ANDREW FREEDMAN, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2250

## Reporting persons
- CWRE SSF Securities Holding, LP (CIK 0002122039): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,982,257; sole dispositive power 0; shared dispositive power 10,982,257; aggregate amount beneficially owned 10,982,257 (8.7% of the class)
- CWRE Special Situations Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,982,257; sole dispositive power 0; shared dispositive power 10,982,257; aggregate amount beneficially owned 10,982,257 (8.7% of the class)
- CW Investment Advisers, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,982,257; sole dispositive power 0; shared dispositive power 10,982,257; aggregate amount beneficially owned 10,982,257 (8.7% of the class)
- Hon Kit Shing: type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,982,257; sole dispositive power 0; shared dispositive power 10,982,257; aggregate amount beneficially owned 10,982,257 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: BrightSpire Capital, Inc.
Address of issuer's principal executive offices: 590 MADISON AVENUE, 33RD FLOOR, NEW YORK, New York (NY), 10022
Comment: This statement on Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Shares") of the Issuer.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) CWRE SSF Securities Holding, LP, a Delaware limited partnership ("Securities Holding");

(ii) CWRE Special Situations Fund GP, LLC, a Delaware limited liability company ("Fund GP");

(iii) CW Investment Advisers, LLC, a Delaware limited liability company ("Investment Advisers"); and

(iv) Hon Kit Shing.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of the Reporting Persons is 333 South Hope Street, Suite 2500, Los Angeles, California 90071.
Present principal occupation or employment: The principal business of Securities Holding is investing in securities. The principal business of Fund GP is serving as a general partner, including of Securities Holding. The principal business of Investment Advisers is serving as an investment manager, including of Securities Holding. The principal occupation of Mr. Shing is serving as the Chief Executive Officer of Cottonwood Management, LLC. Mr. Shing is also the sole director of Fund GP and the manager of Investment Advisers.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Securities Holding, Fund GP and Investment Advisers is organized under the laws of the State of Delaware. Mr. Shing is a citizen of New Zealand.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Securities Holding were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 10,982,257 Shares directly owned by Securities Holding is approximately $62,392,844, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

In connection with their investment, the Reporting Persons have from time to time communicated with the Issuer's Board of Directors (the "Board") and management regarding the 9.8% ownership limitation contained in the Issuer's charter (the "Ownership Limitation").

On August 5, 2026, the Reporting Persons submitted a request to the Board seeking a waiver of the Ownership Limitation to permit an increase in their ownership of the Shares. The request included a thoughtful analysis demonstrating that granting the waiver would not jeopardize the Issuer's qualification as a REIT, together with an offer to provide a formal tax opinion of counsel and customary representations and undertakings.

On August 12, 2026, the Issuer's Chief Executive Officer responded on behalf of the Board, briefly stating that the Board was unable to grant the requested waiver at that time.

On September 4, 2026, the Reporting Persons submitted a revised and simplified waiver request directly to the Issuer's independent directors. The letter noted that the Shares were trading at approximately 57 cents on each dollar of reported undepreciated book value, and that the Issuer had itself repurchased Shares at higher prices with corporate funds, while the Reporting Persons sought only to invest their own capital at no cost to the Issuer. The Reporting Persons requested a meeting with the Issuer's independent directors to discuss the revised request.

On September 14, 2026, the Independent Chair of the Board responded, stating that the Board had determined that granting the waiver was "not in the best interests of the Company's stockholders."

In light of the Board's repeated refusal to grant the requested waiver, twice without substantive explanation, the Reporting Persons concluded that they could no longer remain passive investors while the Shares trade near all-time lows, and are hereby converting their filing from Schedule 13G to Schedule 13D. The Reporting Persons believe the Board's actions raise serious concerns about the Board's willingness to act in the best interests of all stockholders and contend that stockholders need and deserve a Board that is committed to protecting and maximizing stockholder value, not one that prevents willing, long-term stockholders from increasing their investment in the Issuer. The Reporting Persons intend to take all steps they deem necessary or appropriate to protect and enhance the value of their investment, and to discuss their views with the Issuer, its stockholders and other market participants.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, including a sale, merger, or other business combination involving the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by each person named herein is based on 126,524,180 Shares outstanding as of July 28, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2026.

As of the date hereof, Securities Holding directly beneficially owned 10,982,257 Shares, constituting approximately 8.7% of the Shares outstanding. Fund GP, as the general partner of Securities Holding, may be deemed to beneficially own the 10,982,257 Shares beneficially owned directly by Securities Holding, constituting approximately 8.7% of the Shares outstanding. Investment Advisers, as the investment manager of Securities Holding, may be deemed to beneficially own the 10,982,257 Shares beneficially owned directly by Securities Holding, constituting approximately 8.7% of the Shares outstanding. Mr. Shing, as the sole director of Fund GP and the manager of Investment Advisers, may be deemed to beneficially own the 10,982,257 Shares beneficially owned directly by Securities Holding, constituting approximately 8.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Securities Holding, Fund GP, Investment Advisers and Mr. Shing may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by Securities Holding.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 29, 2026, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated September 29, 2026.

## Signatures
- CWRE SSF Securities Holding, LP: /s/ Hon Kit Shing, Hon Kit Shing, Authorized Signatory (09/29/2026)
- CWRE Special Situations Fund GP, LLC: /s/ Hon Kit Shing, Hon Kit Shing, Director (09/29/2026)
- CW Investment Advisers, LLC: /s/ Hon Kit Shing, Hon Kit Shing, Manager (09/29/2026)
- Hon Kit Shing: /s/ Hon Kit Shing, Hon Kit Shing (09/29/2026)